Filed by Thoratec Corporation
Commission File No. 000-49798
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: HeartWare International, Inc.
Commission File No. 000-52595
This filing relates to the proposed acquisition of HeartWare International, Inc., a Delaware corporation (“HeartWare”), by Thoratec Corporation, a California corporation (“Thoratec”), and pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 12, 2009, by and among HeartWare, Thoratec, Thomas Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Thoratec, and Thomas Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of Thoratec.
The following is the text of an e-mail sent by Thoratec Corporation President and Chief Executive Officer Gary Burbach to all employees of Thoratec Corporation on February 13, 2009.
We announced today that we have entered into an agreement under which Thoratec will acquire HeartWare. This is very exciting news for Thoratec as this will enable us to offer a broader portfolio of approved devices and emerging technologies for the treatment of heart failure patients. While the boards of directors of both companies have approved the transaction, it is still subject to approval of HeartWare’s stockholders, regulatory review and other customary closing conditions.
HeartWare is a development stage company with its U.S. Corporate Offices located near Boston and its manufacturing facility located near Miami. HeartWare recently received Conformite Europeene (CE) Mark approval to begin commercial sales of the HVAD™, part of the HeartWare® Ventricular Assist System, which is a full-output pump designed to be implanted next to the heart. The HVAD is also under investigation in a U.S. IDE Bridge-to-Transplant trial and to date, the trial has seen enrollment of just over 10 patients in this 150-patient clinical trial. To date, the HVAD device has been implanted in over 60 patients in Australia, Europe and the United States.
This transaction is a positive development for heart failure patients and their clinicians by enhancing our portfolio of technology and commercial devices with the addition of HeartWare’s pipeline of technology. As you all know, the use of mechanical circulatory support is gaining increasing adoption as a result of the patient outcomes realized with the HeartMate II. We believe that by aligning the strengths of the two companies, we will be able to build upon our combined strong technology and product platforms, enabling more and better options for a large and significantly underserved heart failure patient population.
Because of the complementary nature of Thoratec’s and HeartWare’s products, we intend to aggressively develop and make available to patients both Thoratec’s and HeartWare’s products using Thoratec’s extensive clinical and administrative support network.
Our expertise in clinical trials, research and development, operations and commercialization will benefit the products in HeartWare’s pipeline. In addition to facilitating the development of a product portfolio able to serve a wider continuum of these patients, we believe that utilizing Thoratec’s established expertise will enable us to bring new technologies to market more quickly and at greater scale. Our clinical, regulatory and market development teams have a proven track record of developing devices, achieving regulatory approvals and realizing commercial success. In addition, this transaction will not only grow the acceptance and availability of mechanical circulatory support devices, but we also believe it will result in operating synergies over the long-term.
The proposed valuation of this transaction is comparable to other recent transactions in the healthcare sector and we believe it will create long-term value for Thoratec shareholders. Thoratec will pay the purchase price with a combination of cash and Thoratec stock, which will allow us to continue to make necessary investments in our businesses.
Upon the close of the transaction, we are planning to integrate HeartWare’s operations into the Cardiovascular Division. HeartWare’s current manufacturing and operations group of employees in Miami Lakes, Florida, will continue for the foreseeable future, and we anticipate that their Boston based employees will move to our Burlington facility over time. Further details regarding the nature and timing of the integration will be provided as we continue to develop our plans.
Please remember that until the transaction is closed, we should continue to treat HeartWare as a separate company from Thoratec. In terms of our day to day operations, it will be business as usual until the closing. There are a number of further actions that need to be taken over the coming weeks and months before this transaction can close, including the approval of HeartWare’s stockholders and approval of the regulatory authorities, so there remains the possibility that this transaction may not close. We will keep you advised of this progress. In the meantime, each of the functional Vice Presidents is coordinating the integration planning activity for their function and no communications to any one at HeartWare should be initiated without the approval of your functional Vice President.
This is a very exciting transaction for all of us, our physicians and our patients. As we move through the approval phases of the transaction, it is critical that we continue to stay focused on our 2009 goals and Vital Few projects. Now more than ever, it is important that we each do our very best to achieve our goals and continue to build Thoratec into an even better company.
I would like to congratulate and thank all of our employees, past and present, for all you have accomplished in advancing the treatment of patients with heart failure. This transaction presents an exciting opportunity as we continue the pursuit of this mission in the years ahead.
Best regards,
Gary

Use of Forward-Looking Statements
     This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on Thoratec’s current expectations, estimates, forecasts and projections. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of HeartWare’s stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Thoratec and HeartWare generally, including those set forth in the filings of Thoratec and HeartWare with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Thoratec undertakes no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
Additional Information and Where You Can Find It
Thoratec will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition and HeartWare will file a proxy statement and other documents concerning the acquisition, in each case with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Thoratec and HeartWare with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Thoratec Investor Relations by e-mail at ir@thoratec.com or by telephone at 925-847-8600 or by contacting HeartWare Investor Relations by e-mail at enquiries@heartware.com.au or by telephone at 61 2 9238 2064.
Thoratec, HeartWare and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. A description of the interests in HeartWare of its directors and executive officers is set forth in HeartWare’s proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2008 and the Annual Report filed with the SEC on February 28, 2008. Information concerning Thoratec’s directors and executive officers is set forth in Thoratec’s proxy statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2008. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Thoratec’s Investors page on its corporate web site at www.Thoratec.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of HeartWare stockholders or Thoratec shareholders, generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.